--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                  SCHEDULE TO
                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            LUCENT TECHNOLOGIES INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  549463 10 7
                            ------------------------
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                           (UNDERLYING COMMON STOCK)

                               RICHARD J. RAWSON
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                         MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-8500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
         RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------
          TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------
               $268,010,066                                 $24,657
-------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------

 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 252,875,689 shares of common stock of Lucent Technologies Inc. will be exchanged and/or canceled pursuant to this offer. The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and is based on the product of (i) the approximate aggregate value of such options, calculated based on the Black-Scholes option pricing model as the transaction value as of April 19, 2002 (U.S. $268,010,066), multiplied by
    (ii) $92.00 per each U.S. $1.0 million of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE    FILING PARTY:  NOT APPLICABLE
FORM OR REGISTRATION NO.:  NOT APPLICABLE    DATE FILED:    NOT APPLICABLE

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-l.

     [X]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
--------------------------------------------------------------------------------
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

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under Summary of Terms of Offer in the Offer to Exchange, dated April 22, 2002, attached hereto as Exhibit 99.(a)(1), is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Lucent Technologies Inc., a Delaware corporation, and the address of its principal executive office is 600 Mountain Avenue, Murray Hill, New Jersey 07974, (908) 582-8500. The information set forth in the Offer to Exchange under Section 16 (Information Concerning Lucent),
Section 17 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options), Appendix A, and Appendix B is incorporated herein by reference.

     (b) This Tender Offer Statement on Schedule TO relates to an offer by Lucent to eligible employees who hold eligible options to exchange all or a portion of outstanding options to purchase shares of Lucent common stock, par value $0.01 per share, having a grant price of $12.14 per share or more (and, if an employee elects to exchange any options, all options that were granted to the employee after October 21, 2001, regardless of the grant price), other than certain excluded options (which are discussed below), for Lucent's promise to grant a new common stock option for a smaller number of shares at a new grant price. All of the new grants will be under either the Lucent Technologies Inc. 1996 Long Term Incentive Program or the Lucent Technologies Inc. 1997 Long Term Incentive Plan, and will be made upon the terms and subject to the conditions described in the Offer to Exchange. On August 4, 2000 and August 28, 2000, Lucent awarded certain options, which are not eligible for exchange and are excluded from this offer. This offer does not include options held by option holders who are not current employees of Lucent or one of its participating subsidiaries continuously throughout the period beginning on the commencement of this offer and ending on the expiration of this offer. To receive a new grant, subject to certain exceptions described in the Offer to Exchange, an option holder must also be an employee of Lucent or one of its participating subsidiaries continuously throughout the period beginning on commencement of this offer and ending on the date the new options are granted, which will be a date that is at least six months and one day after the date that the exchanged options are canceled. Lucent currently expects that the options that employees elect to exchange will be canceled on May 23, 2002, and that the new options will be granted on November 25, 2002, unless Lucent extends the expiration of this offer. The information set forth in the Offer to Exchange under Section 3 (Purpose of this Offer), Section 4 (Eligibility), Section 5 (Stock Options; Proper Election to Exchange Stock Options), Section 9 (Acceptance of Options for Exchange and Grant of New Options; Deferral of New Grants), Section 11 (Termination of Employment), and Section 15 (Source and Terms of New Options) is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 14 (Price Range of Shares Underlying the Options) is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is Lucent Technologies Inc. See the subject company information set forth under Item 2(a) above.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The material terms of the transaction are set forth in the Offer to Exchange under Section 1 (Explanation of this Offer), Section 2 (Exchange Ratios Applicable to the Granting of New Options), Section 4 (Eligibility), Section 5 (Stock Options; Proper Election to Exchange Stock Options), Section 7 (Your Acceptance Constitutes Agreement), Section 8 (Your Right to Withdraw or Change Your Election to Exchange; Your Ability to Elect to Exchange After Withdrawing Your Election), Section 9 (Acceptance of Options for Exchange and Grant of New Options; Deferral of New Grants), Section 11 (Termination of Employment),
Section 12 (Conditions to this Offer), Section 15 (Source and Terms of New Options), Section 18 (Status of Options Canceled in this Offer; Accounting Consequences of this Offer), Section 19 (Legal Matters; Regulatory Approvals),
Section 20 (Material United States Federal Income Tax Consequences), Section 21 (Material Tax Consequences for Eligible Non-United States Employees), and
Section 23 (Extension of Offer; Termination; Amendment; Extension of Grant
Date), and such information is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 17 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     Information regarding any agreements between Lucent and any other person with respect to any securities of Lucent is set forth in the Offer to Exchange under Section 17 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) and such information is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) The information set forth in the Offer to Exchange under Section 3 (Purpose of this Offer) is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 9 (Acceptance of Options for Exchange and Grant of New Options; Deferral of New Grants) and Section 18 (Status of Options Canceled in this Offer; Accounting Consequences of this Offer) is incorporated herein by reference.

     (c) The information set forth in the Offer to Exchange under Section 3 (Purpose of this Offer) is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Exchange under Section 15 (Source and Terms of New Options) and Section 24 (Fees and Expenses) is incorporated herein by reference.

     (b) No financing arrangements are necessary for the offer to exchange.

     (d) Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Exchange under Section 17 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 17 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Exchange under Section 27 (Additional Information) is incorporated herein by reference.

     (b) The information set forth in the Offer to Exchange under Section 24 (Fees and Expenses) is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 27 (Additional Information), on pages 47 through 89 of Lucent's Annual Report on Form 10-K for the year ended September 30, 2001, and in Lucent's Quarterly Report on Form 10-Q for the quarter ended December 31, 2001, is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Exchange under Section 17 (Interests of Directors and Officers; Transactions and Arrangements Concerning the Options) and Section 19 (Legal Matters; Regulatory Approvals) is incorporated herein by reference.

     (b) Not applicable.

ITEM 12.  EXHIBITS.

  EXHIBIT
  NUMBER                             DESCRIPTION
  -------                            -----------
99.(a)  (1)  Offer to Exchange, dated April 22, 2002
        (2)  Form of Letter to Eligible Option Holders
        (3)  Form of Transaction Center Announcement
        (4)  Form of Web Materials
        (5)  Form of LUCID Screens and Form of Electronic Exchange Offer
             Election and Withdrawal Form
        (6)  Form of Non-Electronic Exchange Offer Election and
             Withdrawal Form
        (7)  Form of E-mail Announcement to Senior Leadership
        (8)  Form of E-mail Announcement to Supervisors
        (9)  Form of E-mail Reminder Notices
       (10)  Form of E-mail Confirmation of Election and Withdrawal
       (11)  Form of E-mail Response to Request for Support
       (12)  Form of LT Today Announcement
       (13)  Form of Works Council Notification Slides
       (14)  Form of Promise to Grant New Stock Option
    *  (15)  Lucent Annual Report on Form 10-K for the year ended
             September 30, 2001, filed with the Securities and Exchange
             Commission on December 28, 2001
    *  (16)  Lucent Quarterly Report on Form 10-Q for the quarter ended
             December 31, 2001, filed with the Securities and Exchange
             Commission on February 14, 2002
    *  (17)  Lucent Proxy Statement on Schedule 14A filed with the
             Securities and Exchange Commission on December 28, 2001
       (18)  Form of Letter from Global Stock Plans
       (19)  Excerpt Pertaining to Exchange Offer from Press Release dated April 22, 2002
       (20)  Excerpt from Senior Leadership Update, dated April 22, 2002 regarding the April 22, 2002 Press Release
       (21)  Excerpt from All-Employee Letter, dated April 22, 2002, regarding Exchange Offer
99.(d)  (1)  Forms of Stock Option Agreements
        (2)  Lucent Technologies Inc. 1997 Long Term Incentive Plan
        (3)  Lucent Technologies Inc. 1996 Long Term Incentive Program

---------------

* Incorporated by reference.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          LUCENT TECHNOLOGIES INC.

                                          By:     /s/ FRANK A. D'AMELIO
                                            ------------------------------------
                                              Name: Frank A. D'Amelio
                                              Title:  Executive Vice President
                                                      and Chief Financial
                                                      Officer

Date: April 22, 2002

                               INDEX TO EXHIBITS

  EXHIBIT
   NUMBER                             DESCRIPTION
------------                          -----------
99.(a)   (1)  Offer to Exchange, dated April 22, 2002
         (2)  Form of Letter to Eligible Option Holders
         (3)  Form of Transaction Center Announcement
         (4)  Form of Web Materials
         (5)  Form of LUCID Screens and Form of Electronic Exchange Offer
              Election and Withdrawal Form
         (6)  Form of Non-Electronic Exchange Offer Election and
              Withdrawal Form
         (7)  Form of E-mail Announcement to Senior Leadership
         (8)  Form of E-mail Announcement to Supervisors
         (9)  Form of E-mail Reminder Notices
        (10)  Form of E-mail Confirmation of Election and Withdrawal
        (11)  Form of E-mail Response to Request for Support
        (12)  Form of LT Today Announcement
        (13)  Form of Works Council Notification Slides
        (14)  Form of Promise to Grant New Stock Option
       *(15)  Lucent Annual Report on Form 10-K for the year ended
              September 30, 2001, filed with the Securities and Exchange
              Commission on December 28, 2001
       *(16)  Lucent Quarterly Report on Form 10-Q for the quarter ended
              December 31, 2001, filed with the Securities and Exchange
              Commission on February 14, 2002
       *(17)  Lucent Proxy Statement on Schedule 14A filed with the
              Securities and Exchange Commission on December 28, 2001
        (18)  Form of Letter from Global Stock Plans
        (19)  Excerpt Pertaining to Exchange Offer from Press Release dated April 22, 2002
        (20)  Excerpt from Senior Leadership Update, dated April 22, 2002 regarding the April 22, 2002 Press Release
        (21)  Excerpt from All-Employee Letter, dated April 22, 2002, regarding Exchange Offer
99.(d)   (1)  Forms of Stock Option Agreements
         (2)  Lucent Technologies Inc. 1997 Long Term Incentive Plan
         (3)  Lucent Technologies Inc. 1996 Long Term Incentive Program

---------------

* Incorporated by reference.